

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

January 20, 2010

<u>Via U.S. Mail</u>

William G. Laughlin
Vice President, General Counsel, and Secretary
Evergreen Energy Inc.
1225 17th Street, Suite 1300
Denver, CO 80206

       Re: Definitive Proxy Statement
                  Filed April 13, 2009
                  Response Letter Dated January 5, 2010
                  File No. 1-14176

Dear Mr. Laughlin:

     We have completed our review of your filing and have no further comments at this time.

                          Sincerely,

                          H. Roger Schwall
                          Assistant Director